QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2001

Commission File No. 0-29-092

PRIMUS TELECOMMUNICATIONS GROUP,
INCORPORATED, 401K PLAN
(Full Title of the Plan)

1700 Old Meadow Road, Suite 300, McLean, VA (Address of principal executive offices)	22102 (Zip Code)

(703) 902-2800
(Registrant's telephone number, including area code)

        Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:

Neil Hazard
Chief Financial Officer
Primus Telecommunications Group, Incorporated
1700 Old Meadow Road
McLean, VA 22101

FINANCIAL STATEMENTS

  (a)
  FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Primus Telecommunications Group, Inc. 401(k) Plan:
Independent Auditor's Report
Statements of net assets available for benefits, December 31, 2001 and 2000
Statement of changes in net assets available for benefits for the year ended December 31, 2001
Notes to the financial statements
Supplementary Information:
Schedule of assets held for investment purposes at end of year, December 31, 2001
Schedule of non-exempt transactions for the year ended December 31, 2001

PRIMUS TELECOMMUNICATIONS
GROUP, INC. 401(k) PLAN

FINANCIAL REPORT

DECEMBER 31, 2001 AND 2000

CONTENTS

INDEPENDENT AUDITOR'S REPORT	1

FINANCIAL STATEMENTS
Statements of net assets available for benefits	2
Statement of changes in net assets available for benefits	3
Notes to financial statements	4–6

SUPPLEMENTARY INFORMATION
Schedule of assets held for investment purposes at end of year	7
Schedule of non-exempt transactions	8

INDEPENDENT AUDITOR'S REPORT

To the Trustees and Participants
Primus Telecommunications Group, Inc. 401(k) Plan
McLean, Virginia

We have audited the accompanying statements of net assets available for benefits of Primus Telecommunications Group, Inc. 401(k) Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at the end of the year and non-exempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP
Alexandria, Virginia
May 3, 2002

PRIMUS TELECOMMUNICATIONS GROUP, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2001 and 2000

	2001	2000
Assets
Investments	$5,049,684	4,313,408

Receivables:
Employer contribution	29,023	101,991
Participant contributions	79,513	112,234
Interest	—	24,227

Total receivables	108,536	238,452

Total assets	5,158,220	4,551,860

Liabilities	—	—

Net assets available for benefits	$5,158,220	$4,551,860

See Notes to Financial Statements

PRIMUS TELECOMMUNICATIONS GROUP, INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2001

Additions to net assets attributed to:
Investment income:
Interest and dividends	$84,094

Contributions:
Participant	1,507,641
Employer	520,819
Rollover	236,564

2,265,024

Total additions	2,349,118

Deductions from net assets attributed to:
Investment loss:
Net depreciation in fair value of investments	1,181,863

Other:
Benefits paid to participants	560,226
Administrative expenses	669

560,895

Total deductions	1,742,758

Net increase	606,360
Net assets available for benefits:
Beginning	4,551,860

Ending	$5,158,220

See Notes to Financial Statements

PRIMUS TELECOMMUNICATIONS GROUP, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1.    Plan Description and Significant Accounting Policies

Plan description: The following description of Primus Telecommunications Group, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering all employees, except nonresident aliens, of Primus Telecommunications Group, Inc. and LCR Telecom (the Company) who are at least 21 years old. Full time employees must have completed 1/4 year of service and part-time employees must have completed one year of service to be eligible. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Each year, participants may elect to make salary reduction contributions of up to 20% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants may direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers 10 mutual funds, a common collective trust account, and the Company's common stock. The participants may change their investment allocations daily. The Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan. The matching Company contribution is initially invested in Primus Telecommunications Group, Inc. common stock. Additional profit sharing accounts may be contributed at the option of the Company's Board of Directors. For the year ended December 31, 2001, no discretionary contributions were made. Contributions are subject to certain limitations.

In 2001, the Plan changed its operation to allow participants to direct the investment of the Company's matching contribution into the various investment options offered by the Plan. Prior to 2001, investment of these contributions was restricted to Primus Telecommunications Group, Inc. common stock.

Participant accounts: Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contribution and, (b) Plan earnings/losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after three years of credited service.

Participant loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at prime plus 1% set at the time the loan is taken. The prime rate at December 31, 2001, was 5%. Principal and interest payments are made through bi-weekly payroll deductions and applied to the loan balances once a month.

Payment of benefits: On termination of service due to disability, retirement or death, if the total benefit is greater than $5,000, a participant or his or her beneficiary may elect to receive either a lump-sum amount equal to the participant's vested interest in his or her account or leave his or her account in the Plan. If the total benefit is $5,000 or less, the entire amount is to be paid in a lump-sum distribution.

Forfeited accounts: At December 31, 2001, forfeited nonvested accounts totaled $71,956. These accounts will be used to reduce future employer contributions. During 2001, employer contributions were not reduced by any forfeited nonvested accounts.

        A summary of the Plan's significant accounting policies follows:

Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition: Investments in marketable equity securities are reported at fair value based on quoted market prices. Shares of registered investment companies (mutual funds) are reported at a fair value based on the quoted market price of the fund which represents the net asset value of the shares held by the fund at year-end. Shares in common collective trust funds are reported at fair value based on the unit prices quoted by the fund, representing the fair value of the underlying investments. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are reported on the ex-dividend date.

The Plan invests in equity securities, a common/collective trust account, and mutual funds. Such investments are exposed to various risks such as market and credit. Due to the level of risk associated with such investments and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment balances and the amounts reported in the financial statements.

Payment of benefits: Benefits are recorded when paid.

Note 2.    Investments

The following presents investments at December 31, 2001 and 2000, that represent 5% or more of the Plan's net assets:

	2001	2000
ML Retirement Preservation Trust, 1,015,117 and 608,200 units, respectively	$1,015,117	$608,200
Alliance Premium Growth Fund Class A 40,406 and 41,348 units, respectively	942,430	1,104,401
ML S&P 500 Index Fund Class A 41,579 and 29,022 units, respectively	585,439	469,581
Oppenheimer Global Fund 11,811 and 10,029 units, respectively	551,969	531,321
AIM Blue Chip Fund Class A 41,843 and 31,927 units, respectively	508,404	503,170
AIM Balanced Fund 11,334 and 10,009 units, respectively	294,020	301,177
Common stock — Primus Telecommunications Group, Inc. 571,850 and 132,897 shares, respectively	371,702	307,258

During 2001, the Plan's investments in mutual funds, a common collective trust account and Company stock, including gains and losses on investments bought and sold, as well as held during the year, depreciated in value from January 1, 2001, through December 31, 2001, by $1,181,863.

Note 3.    Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 4.    Tax Status

During 2000, the Plan adopted a non-standardized prototype plan sponsored by Merrill Lynch. The prototype plan has received a determination letter from the Internal Revenue Service (IRS) as to the prototype plan's qualified status; however, for adopters of a non-standardized version of the Plan, such opinion letter cannot be relied upon by the adopting Plan. Subsequent to year-end, the plan administrator submitted an application for determination for its adoption of such prototype plan. The plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code.

Note 5.    Related Party Transactions

Certain plan investments are shares of common collective trust funds and registered investment companies managed by Merrill Lynch Trust Company, FSB (ML). ML is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

Note 6.    Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2001 and 2000, to the Form 5500:

	2001	2000
Net assets available for benefits per the financial statements	$5,158,220	$4,551,860
Contributions receivable	(108,536)	(214,225)
Interest income receivable	—	(24,227)
Rounding difference	1	(1)

Net assets available for benefits per the Form 5500	$5,049,685	$4,313,407

The following is a reconciliation of contributions per the financial statements for the year ending December 31, 2001, to the Form 5500:

Contributions per the financial statements	$2,265,024
Contributions receivable at December 31, 2001	(108,536)
Contributions receivable at December 30, 2001	214,225
Interest receivable at December 30, 2001	24,227
Rounding adjustment	2

Contributions per the Form 5500	$2,394,942

Note 7.    Subsequent Event

The Plan was amended and restated to comply with recent legislative changes on February 2, 2002.

PRIMUS TELECOMMUNICATIONS GROUP, INC. 401(k) PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
FORM 5500, SCHEDULE H, PART 4i
December 31, 2001

Employer Identification Number — 54-1708481
Plan Number — 001

(a)	(b) Identity of issuer	(c) Description of investment	(d) Cost**	(e) Current value
*	Merrill Lynch	ML Retirement Preservation Trust, 1,015,117 units		$1,015,117
*	Merrill Lynch	ML Focus Value Fund Class D, 5,246 units		60,393
	AIM Distributors, Inc.	AIM Small Cap Growth Fund Class A, 8,601 units		220,798
	AIM Distributors, Inc.	AIM Blue Chip Fund Class A, 41,843 units		508,404
*	Merrill Lynch	ML S&P Index Fund Class A, 41,579 units		585,439
	Alliance Funds	Alliance Growth and Income, 40,106 units		143,981
*	Merrill Lynch	ML US Govt Mortgage Fund Class D, 21,880 units		217,051
	Alliance Funds	Alliance Premium Growth Fund Class A, 46,379 units		942,430
	Oppenheimer Funds	Oppenheimer Global Fund, 11,811 units		551,968
*	AIM Distributors, Inc.	AIM Balanced Fund, 11,334 units		294,020
	Phoenix Funds	Phoenix-Aberdeen Worldwide, 2,808 units		20,277
*	Merrill Lynch	Cash and accrued income		5,238
*	Primus Telecommunications Group, Inc.	Primus Telecom GP, Inc. common stock, 571,850 shares		371,702
	Participants	Loans, ranging from 6.0%-10.5%, maturities through July 2006		112,866

				$5,049,684

*
Represents a party-in-interest
**
Cost is not required for participant-directed plan

PRIMUS TELECOMMUNICATIONS GROUP, INC. 401(k) PLAN

SCHEDULE OF NON-EXEMPT TRANSACTIONS
FORM 5500, SCHEDULE G, PART III
Year Ended December 31, 2001

Employer Identification Number — 54-1708481
Plan Number — 001

(a) Identity of Party Involved	(b) Relationship to Plan Employer or Other Party-In-Interest	(c)* Description of Transaction	(d) Current value of asset
Primus Telecommunications Group, Inc.	Plan Sponsor	Loan to employer in the form of late deposit of employee 401(k) deferrals	$479
*
January 2001 payroll not remitted to participant's accounts until March 6, 2001
Interest calculated using prime rate, 8.5% in February and March 2001

QuickLinks

  FINANCIAL STATEMENTS
FINANCIAL REPORT DECEMBER 31, 2001 AND 2000
CONTENTS
INDEPENDENT AUDITOR'S REPORT
PRIMUS TELECOMMUNICATIONS GROUP, INC. 401(k) PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS December 31, 2001 and 2000
PRIMUS TELECOMMUNICATIONS GROUP, INC. 401(k) PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS Year Ended December 31, 2001
PRIMUS TELECOMMUNICATIONS GROUP, INC. 401(k) PLAN NOTES TO FINANCIAL STATEMENTS
PRIMUS TELECOMMUNICATIONS GROUP, INC. 401(k) PLAN SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR FORM 5500, SCHEDULE H, PART 4i December 31, 2001
PRIMUS TELECOMMUNICATIONS GROUP, INC. 401(k) PLAN SCHEDULE OF NON-EXEMPT TRANSACTIONS FORM 5500, SCHEDULE G, PART III Year Ended December 31, 2001